

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 11, 2009

Mr. Thomas S. Shilen, Jr
Sr. Vice President and Corporate Controller
Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424

> **Re: Sara Lee Corporation**
> **Form 10-K for Fiscal Year Ended June 28, 2008**
> **Filed August 27, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 27, 2008**
> **Filed February 4, 2009**
> **Response Letter Dated May 29, 2009**
> **File No. 001-03344**

Dear Mr. Shilen:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 28, 2009

Exhibit 13 – Portions of Sara Lee's Annual Report to Stockholders

Note 2 – Summary of Significant Accounting Policies – Accelerated Depreciation, page 48

1.   We note your response to our prior comment number five. Please call us at your earliest convenience to further discuss this matter.

Note 15 – Intangible Assets and Goodwill Intangible Assets, page 63

2.   We note from your response to our prior comment number seven that you have not assessed materiality for the prior quarterly periods. Please note that the issuance of annual financial statements does not obviate the need for you to consider materiality for previously issued quarterly financial statements. Please provide us with an assessment of materiality for the quarterly interim periods.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact James Giugliano at (202) 551-3319, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief